Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Monterey Bio Acquisition Corporation on Amendment No. 1 to Form S-1 (Registration No. 333-259378) of our report dated May 21, 2021, except for Note 8 as to which the date is September 7, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Monterey Bio Acquisition Corporation as of December 31, 2020 and for the period from July 23, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 23, 2021